Exhibit 99.1

Nano Dimension Acquires Machine Learning/Deep Learning Leader, DeepCube Ltd.

Leading an AI/Deep Learning driven revolution in manufacturing

Artificial Intelligence will drive its 3D-AI/ML Distributed Digital Fabrication Applications

Sunrise, Florida, April 20, 2021 – Nano Dimension Ltd. (Nasdaq: NNDM), an industry leading Additively Manufactured Electronics (AME)/PE (3D-Printed Electronics) provider, announced today that is has signed a definitive agreement to acquire DeepCube Ltd. (“DeepCube”) (https://www.deepcube.com), a world leader in Machine Learning/Deep Learning (ML/DL) technology. Nano Dimension will pay the shareholders of DeepCube approximately $40 million in cash and $30 million in American Depositary Shares (ADSs) of Nano Dimension, which are subject to stand still for various periods of up to 3 years after closing of this transaction. Such closing is expected in the next few days, subject to the satisfaction of customary closing conditions.

DeepCube technology applies numerous patented breakthrough algorithms to improve data analysis and deployments of advanced Deep Learning-based artificial intelligence (AI) systems. The Machine Learning application includes faster and more accurate training of deep learning models, and drastically improves inference performance and real-time metrics. Its proprietary framework can be deployed on top of any hardware, especially fitting edge devices and real-time applications. DeepCube’s AI/ML/DL solutions demonstrate 10 times speed improvements and memory reduction, making it the only technology which allows efficient deployment of deep leaning models on edge devices and for real-time applications.

DeepCube’s scientists and engineers, all of whom are expected to join Nano Dimension upon closing of this transaction, are AI/ML/DL experts, veterans of defense forces, homeland security and governmental Big Data agencies, as well as academic and industrial research institutions. Its founders are Dr. Eli David and Mr. Yaron Eitan, DeepCube’s Chief Technology Officer and Executive Chairman, respectively (both of whom are also directors of Nano Dimension), and its Chief Executive Officer is Mr. Michael Zimmerman.

Mr. Yoav Stern, CEO of Nano Dimension, commented: “Similar supply chain issues, as described recently in the public media in relation to the semi-conductor industry, are hovering over the printed circuit board fabrication and assembly (PCB/PCBA) industries (approximately $65-70 billion in size for fabrication1, and almost an order of magnitude larger for assembly). Those segments are even more subject to margins pressure due to the Far East low labor cost and “non-free-market” effects on the capital intensity and pricing mechanisms.  Moreover, the PCB/PCBA industry is directly affected by the issues of the chip-components shortage. Nano Dimension’s vision is to establish “INDUSTRY 4.0” solutions, which entail building an AI/ML “distributed digital fabrication application” rather than just building machines as capital equipment. The “AI/ML/DL Distributed Electronic Fabrication Application” will enable a totally environmentally and ecologically friendly digital control of the supply chain for Hi-PEDs (High-Performance-Electronic-Devices), or very high performance AME-3D-PCBs.”

[1]	Source: IDTechEx 3D electronics: 2020-2030.

Mr. Stern added, “The core of this solution will be DeepCube’s AI/ML/DL “brain” that is expected to manage a neural network of edge devices, self-learning and self-improving their efficacy and self-managing and maximizing yield throughout the total network.  Nano Dimension machines shipping today (and especially next generation devices which are under development) will be edge devices in the “Digital-fabrication-neural-network” solution as described above.”

“In conclusion”, Mr. Stern said, “think about the personal computers of 1988 to 1998, which metamorphosed from a stand-alone personal device to an edge device of the “local area networks”, then the “wide area networks”, then the internet and eventually “the cloud”. Nano Dimension’s INDUSTRY 4.0 vision means the eventuality of maintaining inventory of high-end electronics devices (Hi-PEDS) in digital form. Print them as you need them, where you need them, only the quantity you need, in the best quality at competitive prices, as it is done in highest yield and throughput possible for that point in time, specifically in high mix/low volume scenarios.”

Dr. Eli David, Chief Technology Officer and co-founder of DeepCube, who will become Nano Dimension’s Chief Technology Officer of ML/DL, commented: “Over the last 18 months, DeepCube has been negotiating with a few of the world-leading integrated circuits and central processing unit (CPU) manufacturers which are still hoping to adopt its unique AI technology for dramatically improving the efficiency of deep learning deployments in the real-world. Those opportunities will be pursued as a part of Nano Dimension’s strategy. However, we believe we shall reinforce our proof of concepts for those large players by joining forces with Nano Dimension. This is the most exciting opportunity for us, since we believe that our advanced AI capabilities combined with Nano Dimension’s unique technological edge can realize the “INDUSTRY 4.0” vision and revolutionize the entire AME industry.”

Sullivan & Worcester Tel-Aviv is acting as legal counsel to Nano Dimension in connection with the acquisition.

Nano Dimension will host an investor call to update on the above acquisition, on Friday, April 23, 2021, at 9:00 a.m. ET.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your call five minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Dial-in Number: 1-844-695-5517

International Dial-in Number: 1-412-902-6751

Israel Toll Free Dial-in Number: 1-80-9212373

At: 9:00 a.m. Eastern Time, 6:00 a.m. Pacific Time, 4:00 p.m. Israel Time

Participants can register for the conference call by navigating to https://dpregister.com/sreg/10155560/e77a43b040.

A replay will be available one hour after the end of the conference call. Participants will be required to state their name and company upon entering the call. To access the replay from within the U.S., please dial (toll free): 1-877-344-7529 or internationally: 1-412-317-0088 and use the replay conference ID number: 10155560. To access the replay using an international dial-in number, please select the following link: https://services.choruscall.com/ccforms/replay.html.

About Nano Dimension

Nano Dimension (Nasdaq: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market, and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. The DragonFly LDM® system is being deployed in a wide range of industries, including academic and research institutions, defense, aerospace, autonomous automotive, robotics, and biotech. Its ability to enable on-site prototyping in a matter of hours instead of weeks; create products with better performance; reduce the size and weight of electronic parts and devices; enable innovation; and critically important, protect IP, is a paradigm shift in how industry and research institutions will research, develop, and produce High-Performance Electronic Devices (Hi-PEDs™.) Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses expected timing of the closing of the transaction with DeepCube, that DeepCube’s scientists and engineers are expected to join Nano Dimension upon closing of the transaction, the potential of AI/ML/DL in Nano Dimension’s industry, development of next generation devices, DeepCube pursuing opportunities as part of Nano Dimension’s strategy, and the Company’s vision of INDUSTRY 4.0 solutions. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 11, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

U.S. Investor Relations:

Dave Gentry

RedChip Companies Inc.

Dave@redchip.com

407-491-4498 or 1-800-RED-CHIP (733-2447)

DeepCube Management

DeepCube team members